UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

N.V. Koninklijke Nederlandsche
Petroleum Maatschappij

(Name of Issuer)

Royal Dutch Petroleum Company

(Translation of Issuer’s name into English)

Ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each

(Title of Class of Securities)

780257804

(CUSIP Number)

Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 780257804

1.	Name of Reporting Person: Royal Dutch Shell plc		I.R.S. Identification Nos. of above persons (entities only): None

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,038,380,043

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,038,380,043

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,038,380,043

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 98.5%

14.	Type of Reporting Person (See Instructions): HC, CO

AMENDMENT NO. 4 TO SCHEDULE 13D
     This Amendment No. 4 to Schedule 13D (“Amendment No. 3”) amends and restates Items 3, 4, 5(a), 5(b), 6 and 7 of the Schedule 13D filed by Royal Dutch Shell plc (“Royal Dutch Shell”) on July 29, 2005 (the “Schedule 13D”) in respect of the ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each (the “Ordinary Shares”) of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), a company organized pursuant to the laws of the Netherlands (“Royal Dutch”). Capitalized terms used in this Amendment No. 4 but not defined herein have the meanings given to such terms in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     Royal Dutch Shell has acquired beneficial ownership of 2,038,380,043 Ordinary Shares of Royal Dutch, or 98.5% of the issued and outstanding Ordinary Shares of Royal Dutch. This includes all Ordinary Shares exchanged by Royal Dutch Shell for Royal Dutch Shell shares in the Offer and the Subsequent Offer Acceptance Period and 100 Royal Dutch Ordinary Shares held by subsidiaries of Royal Dutch that Royal Dutch Shell acquired beneficial ownership of as a result of the Offer. Royal Dutch Shell did not exchange and does not intend to seek delivery of, and therefore disclaims beneficial ownership of, 2,982,288 Ordinary Shares in New York registry form tendered in the Offer and 4,295,470 Ordinary Shares in New York registry form tendered in the Subsequent Offer Acceptance Period via the guaranteed delivery procedure but not delivered to the U.S. exchange agent in respect of the Offer or Subsequent Offer Acceptance Period as required by the Prospectus. Under the terms of the Exchange Offer, (a) for every Ordinary Share or Royal Dutch held in New York registry form tendered in the Exchange Offer, the tendering shareholder received one Royal Dutch Shell Class A American depository receipt (each, a “Class A ADR”) representing two Royal Dutch Shell Class A ordinary shares (each, a “Class A Share”) and (b) for every Ordinary Share of Royal Dutch held in bearer or Hague registry form tendered in the Exchange Offer, the tendering shareholder received two Class A Shares. Other than the issuance of Class A Shares and Class A ADRs, no consideration was paid to shareholders of Royal Dutch in connection with the Exchange Offer.
     Royal Dutch Shell intends to acquire the 1.5% of Royal Dutch Ordinary Shares held by the remaining public shareholders in Royal Dutch (the “Minority”), as part of an internal restructuring (the “Restructuring”) that will include the merger of Royal Dutch into a subsidiary, Shell Petroleum N.V. (“SPNV”). In the merger the Minority will be paid €52.21 per Royal Dutch ordinary share held. Payments to holders of New York Registered shares will be made in US dollars based on the exchange rate on the business day prior to the effective date of the merger. Eligible UK resident shareholders who give appropriate representations may elect instead to receive loan notes exchangeable into Royal Dutch Shell Class A Shares. Payment will be made as soon as possible after the merger is completed (which is expected to be December 21, 2005).
     As would be the case in Dutch statutory squeeze out proceedings, the merger terms provide (1) for interest to accrue on the €52.21 per share amount at the statutory rate of 4% from October 31, 2005 until the effective date of the merger, as part of the consideration under the merger, and (2) for any dividends payable in that period (before the deduction of any withholding tax from such dividend) to be deducted from that interest amount. As the Royal Dutch third quarter 2005 interim dividend will exceed the amount of interest accrued as of December 21, 2005, it is not expected that interest will be payable.
     The payments will be funded by SPNV (which will be a wholly owned subsidiary of Royal Dutch Shell) from cash on hand. To the extent eligible UK resident shareholders elect to receive exchangeable loan notes, such loan notes will be issued by SPNV and upon exchange thereof, holders of loan notes will receive Royal Dutch Shell Class A Shares. Any consideration paid through the issuance of exchangeable loan notes will reduce cash paid. If all of the Minority receives cash for their Royal Dutch Ordinary Shares, total consideration of approximately €1.6 billion (approximately $2.0 billion at current exchange rates) is expected be paid in the fourth quarter of 2005.

Item 4. Purpose of Transaction
     (a) As discussed above, Royal Dutch Shell intends to acquire the 1.5% of Royal Dutch Ordinary Shares held by the Minority, as part of the Restructuring. As a result of the merger that is part of the Restructuring, SPNV will be the surviving entity and Royal Dutch will cease to exist. The merger will allow for the acquisition on a compulsory basis of the remaining interest in Royal Dutch held by the Minority.
     A Royal Dutch Extraordinary General Meeting (“EGM”) is required to implement the Restructuring and resolve upon the merger. The Restructuring is also subject to other customary closing conditions, which are expected to be satisfied prior to December 21, 2005. The EGM will be held on December 16, 2005 in The Hague, The Netherlands and it is expected that the Restructuring will be completed on or about December 21, 2005.
     Royal Dutch Shell intends to vote its 98.5% shareholding in Royal Dutch in favor of the Restructuring, including the merger, at the EGM and thus will be able to approve the Restructuring without the vote of any other shareholders of Royal Dutch. Notice of the EGM is expected to be published in mid November 2005. Each of Royal Dutch Shell and Royal Dutch has the right to abandon the restructuring if it is not completed before January 1, 2006.
     In connection with the transaction, ABN AMRO Bank N.V., as financial adviser to the Royal Dutch Board, has delivered two written opinions to the Royal Dutch Board to the effect that based upon and subject to the matters considered, assumptions used and qualifications set forth therein (i) as at October 31, 2005, the exchange ratio in the merger and the cash consideration pursuant thereto were fair, from a financial point of view, to minority shareholders who will receive the cash consideration in the merger and (ii) the value of the loan note consideration to be offered to eligible UK resident shareholders, when issued, will not be greater than the value of the cash consideration under the terms of the merger.
     Royal Dutch Shell has announced previously that it reserves the right to use any legally permitted method to obtain 100% of the Royal Dutch Ordinary Shares. If the merger is not completed as proposed Royal Dutch Shell intends to commence Dutch statutory squeeze out proceedings in order to acquire the Ordinary Shares held by the Minority. A squeeze out would result in the Minority receiving a cash payment in exchange for their Royal Dutch Ordinary Shares. Under these proceedings, the price paid for Ordinary Shares of Royal Dutch held by the Minority will be determined by a Dutch court. If the squeeze out proceedings are successful, upon payment of the amount required to purchase the Royal Dutch Ordinary Shares into a prescribed bank account, Royal Dutch Shell would become the holder of the Royal Dutch Ordinary Shares by operation of law. The only remaining right of the Minority would be to receive payment for their Royal Dutch Ordinary Shares.
     (b) As described above, Royal Dutch Shell intends to acquire the minority interest in Royal Dutch through a merger between Royal Dutch and its subsidiary SPNV. If the merger is not completed as proposed, Royal Dutch Shell intends to commence Dutch statutory squeeze out proceedings.
     (c) Under the Restructuring, of which the merger of Royal Dutch and SPNV forms a part, the 60:40 cross holdings of Royal Dutch and Shell Transport in SPNV and The Shell Petroleum Company Limited (“SPCo”) will be unwound. SPNV and SPCo are the two holding companies which own directly or indirectly all consolidated subsidiaries held by Royal Dutch and Shell Transport (the “Group”) (on an individual or joint basis). The Restructuring involves several sequential steps that will result in the surviving company, SPNV, becoming the parent of Shell Transport and the other members of the Group under Royal Dutch Shell. No other sale or transfer of a material amount of assets of Royal Dutch or any of its subsidiaries is currently planned or proposed.

     (d) Following the merger SPNV would be the surviving company and the board of directors of the surviving entity would be that of SPNV.
     (e) As a result of the Restructuring, Royal Dutch will cease to exist and SPNV, the surviving entity, will be the intermediate parent company of the Group. In connection with the merger the share capital of Royal Dutch will be reorganized into three classes shortly before the merger: X shares held by Royal Dutch Shell, Y shares held by eligible UK resident shareholders electing to receive loan notes and ordinary shares held by Royal Dutch Shell and the Minority receiving cash. In the event the merger is not completed before January 1, 2006 and the Restructuring Implementation Agreement (described in Item 6 below) is terminated, the parties to such agreement are obligated to take all reasonable steps to effectively reverse any steps taken in the Restructuring to the extent legally permissable and as determined by them to be practicable in the circumstances. In that circumstance, the Royal Dutch articles of association could be amended to return to the original articles of association with the vote of a majority of the share capital voting together, so that the vote of the shares held by Royal Dutch Shell would control the outcome.
     (f) As described above in (a) to (e), following the Restructuring, Royal Dutch will cease to exist and SPNV will be the surviving corporate entity. No other changes to the business or corporate structure of Royal Dutch are planned or proposed.
     (g) Other than changes in Royal Dutch’s articles of association expected to be made in order to facilitate the Restructuring, as described in (a) to (e) above, no changes to Royal Dutch’s articles of association, articles of incorporation or other actions which may impede the acquisition of control of Royal Dutch by any person are currently planned or proposed.
     (h) The Ordinary Shares of Royal Dutch have been removed from the Official List of the UK Listing Authority and from trading on the London Stock Exchange with effect from July 20, 2005. Royal Dutch Shell requested that Royal Dutch seek de-listing from Euronext Amsterdam and the New York Stock Exchange. A request from Royal Dutch to de-list was approved by Euronext Amsterdam, and the last day of trading of Royal Dutch Shares on Euronext Amsterdam was September 30, 2005.
     On August 11, 2005, Royal Dutch filed an application with the US Securities and Exchange Commission to withdraw the Ordinary Shares of Royal Dutch from listing on the New York Stock Exchange. A notice of the application was published in the Federal Register on September 14, 2005, requesting comment from interested parties by September 29, 2005. Royal Dutch Shell submitted a comment letter relating to the application on September 28, 2005.
     (i) After the consummation of the Restructuring, the Ordinary Shares of Royal Dutch will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
     (j) Other than as described above, Royal Dutch Shell currently has no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through 4(i) of Schedule 13D (although Royal Dutch Shell reserves the right to develop such plans).

Item 5. Interest in Securities of Royal Dutch
     (a) Royal Dutch Shell has acquired beneficial ownership of 2,038,380,043 Ordinary Shares of Royal Dutch, or 98.5% of the issued and outstanding Ordinary Shares of Royal Dutch (the “Subject Shares”). This includes all Ordinary Shares exchanged by Royal Dutch Shell for Royal Dutch Shell shares in the Offer and the Subsequent Offer Acceptance Period and 100 Royal Dutch Ordinary Shares held by subsidiaries of Royal Dutch that Royal Dutch Shell acquired beneficial ownership of as a result of the Offer. Royal Dutch Shell did not exchange and does not intend to seek delivery of, and therefore disclaims beneficial ownership of, 2,982,288 Ordinary Shares in New York registry form tendered in the Offer and 4,295,470 Ordinary Shares in New York registry form tendered in the Subsequent Offer Acceptance Period via the guaranteed delivery procedure but not delivered to the U.S. exchange agent in respect of the Offer or Subsequent Offer Acceptance Period as required by the Prospectus.
     (b) Royal Dutch Shell has the sole power to vote (except for the 100 shares held indirectly, as described above) and to direct the vote, and the sole power to dispose (except for the 100 shares held indirectly, as described above) and to direct the disposition of, the Subject Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Royal Dutch
     On May 18, 2005, Royal Dutch Shell, Royal Dutch and Shell Transport entered into an Implementation Agreement in respect of the unification transaction setting forth, inter alia, the conditions to and conduct of the unification transaction, the recommendation and approvals of Royal Dutch and Shell Transport in connection with the Exchange Offer and the Scheme, and the corporate governance being implemented in connection with the unification transaction. Pursuant to the Implementation Agreement, Royal Dutch Shell agreed with Royal Dutch and Shell Transport to make the Exchange Offer on the terms set out in the offer documents with respect thereto. Royal Dutch agreed, subject to its directors’ fiduciary duties, to use all reasonable endeavors to procure the satisfaction of the conditions to the Exchange Offer and to implement the Exchange Offer in accordance with its terms as set out in the offer documents. In addition, Royal Dutch Shell agreed not to vary, terminate or withdraw the Exchange Offer or to waive the conditions to the Exchange Offer or to determine whether such conditions have been satisfied without the prior written consent of Royal Dutch and Shell Transport.
     On October 31, 2005, Royal Dutch Shell, Royal Dutch, Shell Transport, SPNV and SPCO entered into an Implementation Agreement in respect of the Restructuring, setting forth, inter alia, the conditions to and conduct of the Restructuring. Pursuant to the Restructuring Implementation Agreement, the parties agreed, subject to its directors’ fiduciary duties, to use all reasonable endeavors to procure the satisfaction of the conditions to the Restructuring and to implement the Restructuring as set out in the agreement. In addition, if the Restructuring is not fully consummated in all material respects prior to January 1, 2006, the Restructuring Implementation Agreement may be terminated by Royal Dutch Shell or Royal Dutch. If the Restructuring Implementation Agreement is terminated, the parties agree to take all reasonable steps to effectively reverse any steps in the Restructuring taken, to the extent legally permissible and practicable (as determined by the parties) in the circumstances.

Item 7. Material to Be Filed as Exhibits
     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name
1.
Implementation Agreement, dated May 18, 2005, among Royal Dutch Shell, Royal Dutch and Shell Transport (incorporated by reference to Annex A of the Registration Statement on Form F-4 of Royal Dutch Shell (Commission File Number 333-125037) filed with the Securities and Exchange Commission on May 18, 2005).

2.	Implementation Agreement, dated October 31, 2005, among Royal Dutch Shell, Royal Dutch, Shell Transport, SPNV and SPCo.

3.	Merger Proposal of Royal Dutch and SPNV, dated October 31, 2005.

4.	Explanation to Merger Proposal of Royal Dutch and SPNV, dated October 31, 2005.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 31, 2005

ROYAL DUTCH SHELL PLC
by	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary